Filed by: Danaher Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Danaher Corporation

Commission File No.: 001-08089

Danaher Announces Final Proration Factor of 83.2431 percent for Shares Tendered in Split-Off Exchange Offer in Connection with NetScout Transaction

Washington, D.C., July 16, 2015 – Danaher Corporation (NYSE: DHR) announced today the final proration factor of 83.2431 percent in its split-off exchange offer for Danaher common stock in connection with the previously announced separation of Danaher’s Communications business and merger of Potomac Holding LLC, the Danaher subsidiary holding Danaher’s Communications business, with a subsidiary of NetScout Systems, Inc. (NASDAQ: NTCT). The merger of Potomac Holding LLC and a subsidiary of NetScout was completed on July 14, 2015.

A total of 31,248,537 shares of Danaher common stock were validly tendered (and not withdrawn) in the exchange offer, including 175,603 shares tendered by odd-lot shareholders (excluding plan participants in Danaher savings plans). Such odd-lot shareholders were not subject to proration, and their shares were fully accepted in the offer. The remaining validly tendered shares of Danaher common stock were accepted in the exchange on a pro rata basis using the final proration factor. Shares of Danaher common stock that were validly tendered but not accepted for exchange will be returned to tendering shareholders.

Under the terms of the exchange offer, 62,500,000 common units of Potomac Holding LLC were available for distribution in exchange for shares of Danaher common stock accepted in the offer. The final exchange ratio for the exchange offer was set at 2.4000 common units of Potomac Holding LLC for each share of Danaher common stock validly tendered and not properly withdrawn. Following the merger, each Potomac Holding LLC common unit automatically converted into the right to receive one share of NetScout common stock. Accordingly, Danaher shareholders who tendered their shares of Danaher common stock as part of the exchange offer received 2.4000 shares of NetScout common stock for each share of Danaher common stock accepted for exchange. Danaher accepted the maximum of 26,041,666 shares of Danaher common stock for exchange in the offer, or approximately 4 percent of its outstanding shares.

Whole shares of NetScout common stock in uncertificated form will be received by Danaher shareholders whose shares of Danaher common stock were accepted in the exchange. Under the terms of the exchange offer, fractional shares of NetScout common stock will not be issued. Rather, the respective tendering shareholders that otherwise would have received fractional interests will be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, of such fractional interest determined by the closing price of a share of NetScout common stock on NASDAQ on the last business day prior to the closing of the merger.

ABOUT DANAHER

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands have unparalleled leadership positions in some of the most demanding and attractive industries, including health care, environmental and industrial. The company’s globally diverse team of 71,000 associates is united by a common culture and operating system, the Danaher Business System. In 2014, Danaher generated $19.9 billion in revenue and its market capitalization exceeded $60 billion. For more information please visit www.danaher.com.

ABOUT NETSCOUT

NetScout is the market leader in service assurance solutions that enable enterprise and service provider organizations to assure the quality of the user experience for business and mobile services. NetScout’s technology helps these organizations proactively manage service delivery and identify emerging performance problems, helping to quickly resolve issues that cause business disruptions or negatively impact users of information technology. For more information please visit www.netscout.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the distribution of the Communications business to Danaher stockholders and the combination of such business with NetScout (the “Transaction”) and any other statements regarding events or developments that Danaher believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the risk that the Transaction will harm Danaher’s business and the risk of deterioration of or instability in the business performance of the Communications business or NetScout, of their respective served markets or in the general economy.

Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These forward-looking statements speak only as of the date of this release and Danaher assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

For further information contact:

Matthew E. Gugino, Telephone: (202) 828-0850

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